UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

June 21, 2023

(Date of Report (Date of earliest event reported))

LEGION WORKS, INC.
(Exact name of registrant as specified in its charter)

Delaware	84-3854992
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

4275 Executive Square, Suite 200, La Jolla CA	92037
(Address of principal executive offices)	(ZIP Code)

(619) 452-1542

(Registrant’s telephone number, including area code)

Voting Common Stock

Warrants

Units consisting of 1 share of Voting Common Stock and

½ Warrant to Purchase ½ Share of Voting Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Filing of Posting Agreement with StartEngine Primary, LLC

Beginning on June 20, 2023, Legion Works, Inc.’s (the “Company”) Regulation A offering will have a new broker-dealer, StartEngine Primary, LLC, (“StartEngine Primary”). The Posting Agreement between the Company and StartEngine Primary, which governs the terms of StartEngine’s cash commissions and equity compensation in connection with the offering, is filed as Exhibit 1.2 to this Current Report on Form 1-U. For more details, see the Offering Circular Supplement filed on June 20, 2023, available HERE, and the Offering Circular filed on August 8, 2022, available HERE.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGION WORKS, INC.

Date: June 21, 2023	By:	/s/ Ryan Bettencourt
	Name:	Ryan Bettencourt
	Title:	Chief Executive Officer

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Exhibit Index

Exhibit No.	Description
1.2	Posting Agreement between Legion Works, Inc. and StartEngine Primary, LLC
4.3	Form of Subscription Agreement

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